Exhibit 99.2

Reconciliation of Non-GAAP to GAAP Measures of Vidazoo

Year ended December 31, 2020
Unaudited

GAAP Net Income	$3,008,543
Stock-based compensation	875,685
Non-GAAP Net Income	$3,884,228

Non-GAAP Net Income	$3,884,228
Taxes on income	509,938
Financial income, net	(62,940)
Adjusted EBITDA	$4,331,226